SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 10)


                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   318652104
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                                 (CUSIP Number)


                                  Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 20, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Bankgesellschaft Berlin AG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Federal Republic of Germany
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                                                       4,972,950
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                                                       4,972,950
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                       4,972,950
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                          29.64%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                                                              BK
________________________________________________________________________________

     This Amendment No. 10 amends and supplements Item 4 and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Items not included in this amendment are not amended and remain as previously reported.

Item 4. Purpose of Transaction

     The Fund's Board of Directors has authorized the preperation by the Fund of a registration statement, at the Bank's expense, to register the Bank's remaining shares of Common Stock for sale in a public offering pursuant to the registration provisions of the Securities Act of 1933. The Bank currently anticipates that the plan of distribution contained in the registration statement will contemplate at-the-market sales and not an underwritten offering.

     In addition, pending the effectiveness of the registration statement the Bank reserves the right to make additional sales of its shares of Common Stock pursuant Rule 144, subject to the rule's filing requirements and limitations on the permitted volume of sales and the manner in which shares may be sold.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2005


                                                     BANKGESELLSCHAFT BERLIN AG


                                                  By: /s/ Dirk Kipp
                                                     ---------------------------
                                                     Name:  Dirk Kipp
                                                     Title:    Managing Director


                                                  By: /s/ Moritz Sell
                                                     ---------------------------
                                                     Name:  Moritz Sell
                                                     Title:    Director

Amendments to Annex A
---------------------

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Members of the Managing Board

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Name and Address                               Principal Occupation
--------------------------------------------------------------------------------
Hans-Jorg Vetter                               Chairman of the Managing Board of
Alexanderplatz 2                               Bankgesellschaft Berlin AG
D-10178 Berlin
--------------------------------------------------------------------------------
Serge Demoliere                                Member of the Managing Board of
Alexanderplatz 2                               Bankgesellschaft  Berlin AG
D-10178 Berlin
--------------------------------------------------------------------------------
Uwe Kruschinski                                Member of the Managing Board of
Alexanderplatz 2                               Bankgesellschaft Berlin AG
D-10178 Berlin
--------------------------------------------------------------------------------
Martin Klaus Muller                            Member of the Managing Board of
Alexanderplatz 2                               Bankgesellschaft Berlin AG
D-10178 Berlin
--------------------------------------------------------------------------------
Dr. Thomas Veit                                Member of the Managing Board of
Alexanderplatz 2                               Bankgesellschaft Berlin AG
D-10178 Berlin
--------------------------------------------------------------------------------

                               Executive Officers

--------------------------------------------------------------------------------
Name and Address                               Principal Occupation
--------------------------------------------------------------------------------
Alt, Volker                                    Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Recht
Alexanderplatz 2
D-10178 Berlin
--------------------------------------------------------------------------------
Boehmer, Willi                                 Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Finanzen
Brunnenstra(beta)e 111
D-13355 Berlin
--------------------------------------------------------------------------------
Boenke, Frank-Michael                          Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Compliance
Brunnenstra(beta)e 111
D-13355 Berlin
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and Address                               Principal Occupation
--------------------------------------------------------------------------------
Brummel, Beate                                 Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft
Strukturierte
Finanzierungen/Projektfinanzierungen
Alexanderplatz 2
D-10178 Berlin
--------------------------------------------------------------------------------
Burmester, Dr. Christian                       General Manager of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
London Branch                                  London Branch
1 Crown Court
Cheapside
GB-London EC2V 6LR
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Butzer, Arnold                                 Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Vertrieb Immobilienfinanzierung
Corneliusstr, 7
D-10787 Berlin
--------------------------------------------------------------------------------
Gunther, Steffen                               Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Geschaftsfeldstab Immobilienfinanzierung
Corneliusstr, 7
D-10787 Berlin
--------------------------------------------------------------------------------
Hirschhaeuser, Dr. Karl-Friedrich              Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Risikocontrolling
Alexanderplatz 2
D-178 Berlin
--------------------------------------------------------------------------------
Kipp, Dirk                                     Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Eigenhandel
Treasury
Alexanderplatz 2
D-10178 Berlin
--------------------------------------------------------------------------------
Lange, Axel                                    Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG
Hardenbergstr. 20
D-10623 Berlin
--------------------------------------------------------------------------------
Papesch, Uwe                                   Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Equities
Zins- und Kreditprodukte
Alexanderplatz 2
D-10178 Berlin
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and Address                 Principal Occupation
--------------------------------------------------------------------------------
Reutter, Dr. Georg                             Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Kredit Immobilien
Corneliusstr, 7
D-10787 Berlin
--------------------------------------------------------------------------------
Roller, Gerhard                                Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Internationales Geschaft
komm. Corporate Banking
Alexanderplatz 2
D-10178 Berlin-
--------------------------------------------------------------------------------
Scheer, Heinz-Gunter                           Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Unternehmensentwicklung
Alexanderplatz 2
D-10178 Berlin
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Scholper, Siegfried                            Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Controlling
Brunnenstra(beta)e 111
D-13355 Berlin
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Schroeder, Bartho                              Managing Director of
Bankgesellschaft Berlin AG                     Bankgesellschaft Berlin AG
Business Management
Alexanderplatz 2
D-10178 Berlin
--------------------------------------------------------------------------------



Shareholders Who May Be Deemed to Control the Bank

     The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin
Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.